Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

Social Developments

The COVID-19 pandemic

In December 2019, a novel form of pneumonia first identified in Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. To control the coronavirus, governments worldwide undertook several measures, including mandatory quarantines and travel restrictions, and made fiscal efforts to alleviate the consequences of COVID-19, including an increase in public spending and indebtedness. On May 5, 2023, the World Health Organization announced that it was ending the emergency it had declared for COVID-19. As of May 10, 2023 the total number of deceased people in Chile since the start of COVID-19 was 61,449 and the contagions reached 5,285,712 during the same period.

The Chilean Government

On December 3, 2022, Law No. 21,514 was published in the Official Gazette introducing changes to the Small Enterprise Guarantees Fund (“FOGAPE”) and creating a new FOGAPE program focused on economic recovery. The new FOGAPE program authorizes the financing of investments, working capital and debt refinancing to small-, medium- and large-enterprises through December 31, 2023. The beneficiaries thereof are companies with sales of up to UF 100,000 that meet certain requirements. In addition, the new FOGAPE program reschedules credits by extending the current financing terms for FOGAPE COVID and FOGAPE Reactiva programs from 10 to 12 years, allowing a longer term for payment without losing the respective program’s guarantee.

On March 25, 2023, Law No. 21,550 was published in the Official Gazette promoting measures for economic safety. Some of the relevant changes introduced are: (i) an extraordinary contribution to double the Permanent Family Contribution (Aporte Familiar Permanente) in 2023, which is a one-time payment granted in March of each year to low-income families that meet the requirements set forth in Law No. 20,743 of 2014, as amended; (ii) a permanent increase in the Family Allowance (Asignación Familiar), which entitles the beneficiary to receive, for each accredited family member, a sum of money that varies according to the beneficiary’s salary, and decreases in parallel with higher salaries up to a salary of Ps. 979,330; (iii) a permanent increase in the Maternity Allowance (Asignación Maternal), which is the equivalent of the Family Allowance, but intended for pregnant women who are dependent or self-employed workers and who receive no subsidy, excluding the maternity or family allowance; (iv) a permanent increase in the Unique Family Allowance (Subsidio Único Familiar), which is aimed at low-income individuals, belonging to the 60% of the part of the national population that is socioeconomically most vulnerable; and (v) the creation of the Electronic Family Pocketbook (Bolsillo Familiar Electrónico), which consists of a direct money transfer to families for the purchase of food, which will be applied as a 20% discount every time a purchase is made at grocery stores, supermarkets or free fairs.

The Chilean Constitution

Mandatory Voting

On January 4, 2023, Law No. 21,524 was published in the Official Gazette amending the Constitution to reinstate compulsory voting in all popular elections and plebiscites, with the exception of primary elections.

Constitutional Process

On September 4, 2022, the proposal for a new constitution was rejected by nearly 62% of the votes in a national referendum.

On December 12, 2022, the so-called “Agreement for Chile” was signed by the representatives of Chile’s various political coalitions, as the starting point for a new process aimed to draft a new constitution. According to the agreement, the new constitution would be drafted by three entities: (i) an expert commission composed of 24 members, 12 of whom are appointed by the Senate and 12 by the Chamber of Deputies, in proportion to the political parties, and whose function will be to propose a preliminary draft proposal for a new constitution to a constitutional council; (ii) a constitutional council, composed of 50 members, plus the reserved seats, which are elected by popular vote, with mandatory voting, and whose function is to discuss and approve a proposal for a new constitution prepared by the expert commission; and (iii) a technical committee of admissibility composed of 14 members, who will be elected from a list prepared by the Chamber of Deputies, ratified by the Senate, whose function is to resolve the appeals against the proposed norms approved by the constitutional council or the expert commission. The drafting work began on March 6, 2023, with the installation of the expert commission and the technical committee of admissibility. An early draft has been discussed within the expert commission and scheduled to be presented before the constitutional council by June 6, 2023. The election of the members of the constitutional council took place on May 7, 2023, with the following results:

•	Partido Republicano, a right-wing party: 23 members
•	Chile Seguro, a center right coalition, 11 members
•	Unidad Para Chile, the government coalition of center left to left wing parties, 16 members
•	Indigenous people, 1 member.

The constitutional council should start its work by June 7, 2023, with the reception of the draft submitted by the expert commission. The final draft of the new constitution must be delivered by November 7, 2023. All provisions must be approved by 3/5 of the constitutional council. A ratifying referendum is set for December 17, 2023. If approved, the new constitution should be enacted in 2024. If rejected, the current constitution from 1980 will continue to be in force.

International Relations

On February 21, 2023, the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”), which had been signed in Chile on March 8, 2018, was published in the Official Gazette. The CPTPP is a free trade agreement among Australia, Brunei, Canada, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore and Vietnam, which seeks to create a comprehensive regional agreement to promote economic integration, liberalize trade and investment, and bring economic growth and social benefits.

Pension Funds and the Chilean Pension System

On January 26, 2023, Law No. 21,538 was published in the Official Gazette amending Law No. 21,419, which created the Universal Guaranteed Pension (Pensión Garantizada Universal or “PGU”). The PGU is a state benefit that seeks to improve the pensions of current and future pensioners through a maximum contribution of Ps.185,000 per month (See “Recent Developments—Pension Funds and the Chilean Pension System” in the Annual Report). The amendment introduced by Law No, 21,538 seeks to broaden the beneficiaries of the PGU by replacing the requirement of not being part of a family group belonging to the richest 10% of the population aged 65 or over in Chile with the requirement of not being part of a family group belonging to the richest 10% of the population in Chile. As a result, the PGU is expected to benefit all pensioners who belong to the most vulnerable 90% of Chile’s total population.

On November 7, 2022, the President of the Republic submitted to Congress a bill that provides for a strengthening of the PGU to the elderly by gradually increasing monthly pension payments from the current Ps.194,000 to Ps.250,000. In addition, the bill contemplates a substantial reorganization of the existing Chilean pension system. Among other things, it provides that, in addition to the 11.45% mandatory contribution that employees currently contribute to their individual capital accounts with their AFP, a mandatory monthly contribution in an amount of 1% per annum will be added every year until it reaches 6% per annum. The bill also provides for an increasing shift from the current private system of the administration of pension funds to a mixed system with public pension administrators. As of the date hereof, the bill is still in the first legislative stage at the Chamber of Deputies and there is no certainty if it will be approved by Congress.

Taxation

On July 7, 2022, the Government submitted to Congress the Tax Reform Bill, which proposed several substantial changes to the Chilean Tax System (See “Recent Developments – Tax” in amendment number 1 to Annual Report). However, on March 8, 2023, the Chamber of Deputies rejected the Tax Reform Bill.

On December 3, 2022, Law No. 21,514 was published in the Official Gazette creating the FOGAPE Chile Apoya Program (See “The Chilean Government” above) and a Tax Debt Relief Program. Law No. 21,514 empowers the General Treasury of the Republic to enter into payment plan agreements with facilities of up to 48 months, allowing taxpayers to pay their taxes due until June 30, 2022 in monthly installments. In addition, the General Treasury of the Republic will waive all interest and penalties for late payments of the respective taxes at the time of signing the payment plan agreements.

On January 24, 2023, Law No. 21,537 was published in the Official Gazette modifying the fuel price stabilization mechanism that intends to avoid fluctuations and extending the benefit of partial reimbursement of the specific fuel tax for cargo carriers.

On February 15, 2023, Law No. 21,540 was published in the Official Gazette restoring the tax treatment for leasing contracts involving financing or financial leasing operations before Law No. 21,420, which reduced or eliminated tax exemptions (See “Republic of Chile –Recent Tax Reforms” in the Annual Report). Law No. 21,540 will come into force on January 1, 2024.

On April 5, 2023, Congress approved a bill of law amending the elimination of the special credit for construction companies introduced by Law No. 21,420 (See “Republic of Chile –Recent Tax Reforms” in the Annual Report), to delay its gradual elimination through January 1, 2027.

On May 10, 2023, the Chilean Senate approved a mining royalty bill, which is expected to be debated in the Chamber of Deputies, to establish a special tax for the copper mining activities, setting up since 2024 a maximum tax rate of 46.5% over the operational income of the mining producers of over 80,000 metric tons of fine copper per year and 45.5% for mining producers between 50,000 and 80,000 metric tons of fine copper per year. Part of the funds obtained with the royalty, if approved, will be used for special funds to benefit the different regions of Chile and communes with vulnerability or in which mining activities are performed. The mining royalty bill may be subject to further modifications and amendments by the Chamber of Deputies.

Banking Regulation

On November 23, 2022, the Integrated Information System on Derivatives Transactions (“SIID”) was implemented by the Chilean Central Bank, regulating the collection, storage and dissemination of relevant information for the market and its regulators. The purpose of the SIID is to increase transparency and availability of information in the markets, both for the authorities and the general public, promote financial stability and prevent market abuses. According to the SIID, information must be provided on (i) the conditions of subscription, modification, termination and term of the respective derivative contracts entered into or granted by the reporting parties; (ii) the agents participating in the derivative transaction; (iii) the transaction itself; (iv) the payment schedule; (v) guarantees; and (vi) the market value.

Insolvency Law

On May 10, 2023, Law No. 21,563, was published in the Official Gazette amending the Chilean insolvency law (Law No. 20,720 of 2014). Among other matters, it incorporates simplified debt restructuring and liquidation procedures for micro and small companies, as well as precisions as to the discharge of obligations after the liquidation procedure is terminated.

Capital Markets

On January 4, 2023, Law No. 21,521 was published in the Official Gazette promoting competition and financial inclusion through innovation and technology in the provision of financial services (the “Fintech Law”). The Fintech Law regulates the provision of the so-called Fintech Services and the Open Finance System and amends several financial and capital market laws. Certain provisions of the Fintech Law came into force on February 3, 2023, but rules related to Fintech Services, the Open Finance System, and amendments to the Securities Market Law, among others, will come into force when the CMF issues the corresponding regulations, for which it has up to 18 months since the publication of the Fintech Law in the Official Gazette. On May 9, 2023, the CMF informed the creation of advisory boards for the development and implementation of the regulations associated to the Fintech Law.

The Fintech Law also amends several laws of the financial sector, including (i) payment cards (debit, credit, and pre-paid) will be able to accept payment in cryptocurrency, in accordance with the requirements and conditions the Central Bank must determine by means of a general rule; (ii) registration of issuers in the Securities Registry of the CMF is no longer mandatory, while their securities being publicly offered still are required to be registered; (iii) the creation of a simplified bond regulation, the so-called “mini bonds”, facilitating financing access to small businesses; (iv) stock exchanges will no longer be barred from trading shares of closed corporations daily; (v) the number of shareholders required to enforce the obligation of stock corporations companies to register their shares in the Securities Registry (publicly traded companies) increases from 500 to 2,000; and (vi) special corporations’ capital increases made in cash (Chilean pesos and foreign currency the CMF determines in a general rule) no longer require the CMF’s approval.

Employment and Labor

On April 26, 2023, Law No. 21,561 was published in the Official Gazette reducing the working weekly hours from 45 to 40 and allowing the working schedule to be distributed over a maximum of six days a week and a minimum of four days a week. Such law will be implemented progressively over a period of five years. The working hour limitation does not apply to managers, administrators, attorneys and anyone who provides services without immediate supervision due to the nature of the function.

Mining and Natural Resources

On April 20, 2023, the President of the Republic announced the National Lithium Strategy (the “Lithium Strategy”), which seeks to transform Chile into a world’s leading lithium producer. The main measures announced include:

•	Creation of a National Lithium Company (Empresa Nacional del Litio): It will be 100% state-owned and will also be the entity in charge of exploiting the salt flats under a public-private partnership that will have the Government as the controller of the business. The bill for the creation of the National Lithium Company would be sent to Congress in the second half of 2023 and its approval is subject to a qualified quorum of an absolute majority vote of the deputies and senators in office.

•	Creation of the “CORFO Committee for Productive Transformation” (Comité CORFO de Transformación Productiva): It will be led by the Ministry of Mining to promote productive transformation through scientific-technological and industrial development policies.

•	Public-private collaboration: As the bill to create the National Lithium Company makes its way through the legislative process, the state-owned mining companies, CODELCO and ENAMI, would play an initial role as representatives of the Government in the exploitation and exploration of lithium. For such purposes, the Government plans to grant exploration and exploitation concessions, in places where there are currently projects in different stages of development, to CODELCO and ENAMI, which would be able to decide whether or not to partner in a joint venture with other private companies in these specific projects. For other salt flats that have been considered susceptible to exploitation, a public bidding process would be initiated for private exploration contracts. In the event that the exploration results show potential, a private company awarded with private exploration contracts would have a preferential option to apply for an exploitation contract in association with a state-owned company such as the National Lithium Company, once created and operating.

•	Incorporation of the Government into the productive activity of the Atacama Salt Flat: CODELCO would participate in the exploitation of the Atacama Salt Flat (Chile’s largest lithium deposit), by means of the renegotiation of the lease agreements currently in force between CORFO and Sociedad Química y Minera de Chile and Albemarle Limitada, which allow the exploitation of the lithium located in the Atacama Salt Flat, until 2030 and 2043, respectively. The Government declared that the contracts currently in force would be fully respected, thus any exploitation of lithium by the state of Chile before their expiration would be due to agreements with such companies, which would entail the majority participation of the Government in such exploitation, through CODELCO.

•	Innovation in lithium mining and local community participation: In line with the obligations established in the Convention on Biological Diversity, ratified by Chile in 1994, the Lithium Strategy seeks to promote the use of new technologies for lithium extraction, seeking to minimize environmental impact on salt flats. This would be materialized through the creation of a network for the protection of salt flats, whose objective is to have 30% of salt flats protected by 2030.

•	Creation of the Public Research and Technological Institute of Lithium and Salt Flat (Instituto Tecnológico y de Investigación Público del Litio y Salares): It would be located in the Antofagasta Region, with the aim of collaborating in the development of more sustainable technologies in the extraction of lithium, promoting the conservation of salt flats through biodiversity research. This process would include the early involvement of the communities surrounding the salt flats.

The President of the Republic also announced the Government would set a spending threshold for lithium revenues to ensure the long-term financing of social, technological and productive investments.

2023 Budget

On December 20, 2022, Law No. 21,516 (“2023 Budget”) was published in the Official Gazette. The following table sets forth the macroeconomic assumptions underlying the 2023 Budget when the bill was submitted to Congress in October 2022:

2023 Budget Assumptions
Real GDP growth (% change compared to the prior year)	(0.5)
Real domestic demand growth (% change compared to the prior year)	(4.1)
CPI (% change December 2023 compared to December 2022)	6.3
Annual average nominal exchange rate (Ps./US$1.00)	868
Annual average copper price (US$ cents per pound)	362

Source: Chilean Budget Office.

The assumptions were updated due to a better than expected activity performance in the first months of 2023 and a smaller base of comparison to the prior period, which resulted in an upward revision of the GDP growth and domestic demand estimates. As a result, the following table sets forth the current macroeconomic assumptions as of May 2023 underlying the 2023 Budget:

Current Budget Assumptions
Real GDP growth (% change compared to the prior year)	0.3
Real domestic demand growth (% change compared to the prior year)	(3.5)
CPI (% change December 2023 compared to December 2022)	7.9
Annual average nominal exchange rate (Ps./US$1.00)	814
Annual average copper price (US$ cents per pound)	386

Source: Chilean Budget Office.

Under these updated assumptions, projected central government revenues, when measured in constant pesos of 2023, are expected to reach Ps.66.3 billion in 2023. Projected central government expenditures, when measured in constant pesos of 2023, are expected to reach Ps.70.8 billion in 2023. As a result, the effective deficit is expected to amount to 1.6% in 2023, while the central government’s gross debt is expected to reach 38.0% of GDP in 2023. The 2023 Budget allows the incurrence of indebtedness by Chile in an amount of US$17.0 billion.

The main objectives of the 2023 Budget include:

•	Reactivation and generation of employment, associated with a total public investment expenditure increase of 5.5% with respect to the 2022 budget, in order to achieve economic safety.

•	Creation of the infrastructure for development program (Programa de Infraestructura para el Desarrollo) and the housing emergency plan (Plan de Emergencia Habitacional), support of employment recovery with the continuity of the Labor IFE and the “Subsidio Protege” (See “Recent Developments – The COVID-19 Pandemic” in the Annual Report), and provision of resources for new residences and support centers for the elderly and for the improvement of educational and primary healthcare establishments.

•	Recovery of public space along with combating drug trafficking and organized crime, with a budget increase related to public order and security of 4.4% compared to the 2022 budget. Among others, funds are allocated to the new Plan Against Organized Crime (Plan Nacional Contra el Crimen Organizado) to increase police’s resources (Carabineros de Chile and Policía de Investigaciones de Chile), including to renew vehicles and increase staffing, to the Street Without Violence Plan (Plan Calle sin Violencia), and to the urban and neighborhood improvement programs.

•	Increase the total spending in social security by 8% compared to the 2022 budget, supported by the resources to be allocated to pensions, health, education and children’s rights. The initiatives include: (i) an increase in funding for the Universal Guaranteed Pension (PGU); (ii) the plan that seeks to reduce waiting lists for surgeries; (iii) programs aimed at protecting the rights of children and adolescents; (iv) the Public Education Support Fund (Fondo de Apoyo a la Educación Pública); (v) institutional contribution to state universities and for state technical training centers; and (vi) the Protected Basic Food Basket Bonus (Bono Canasta Básica Protegida), the increase in the Post-Secondary Education Food Scholarship (Beca de Alimentación de la Educación Superior) and for the School Meal Program (Programa de Alimentación Escolar).

THE ECONOMY

Economic Performance Indicators

The following table sets forth certain macroeconomic performance indicators for the periods indicated:

	Current Account (millions of US$)(1)	Real GDP Growth (in %)(2)	Domestic Demand Growth (in %)(2)
2022
First quarter	(5,470)	7.5	12.4
Second quarter	(9,115)	5.2	8.4
Third quarter	(7,522)	0.2	(1.8)
Fourth quarter	(4,993)	(2.3)	(7.6)
Year ended December 31, 2022	(27,102)	2.4	2.3

(1) Current account data for the periods indicated.

(2) Compared to the same periods in 2021.

Source:  Chilean Central Bank.

The following table sets forth changes in the monthly economic activity index (“Imacec”), Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2022
January	8.8	(7.0)	11.3
February	7.0	(6.6)	9.3
March	6.7	(2.9)	8.4
April	6.0	(11.0)	8.8
May	6.1	(1.2)	7.2
June	3.4	(4.0)	4.6
July	0.4	(8.1)	1.6
August	0.8	(7.0)	2.1
September	(0.6)	(0.7)	(0.4)
October	(1.5)	1.3	(2.0)
November	(3.3)	(4.2)	(2.9)
December	(2.0)	0.7	(2.2)

2023
January	0.1	3.4	(0.4)

Source: Chilean Central Bank.

Gross Domestic Product

In 2022, real GDP expanded 2.4% compared to the same period in 2021. During 2022, aggregate domestic demand increased 2.3%, gross fixed capital formation increased 2.8%, total consumption increased 3.1% and exports increased 1.4%, while imports increased 0.9%, in each case in real terms when compared to 2021.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures
(at current prices for the period indicated, in billions of Chilean pesos)

	Year ended December 31,
	2021	2022
Nominal GDP	240,371	262,593
Aggregate domestic demand	242,204	272,249
Gross fixed capital formation	58,764	66,745
Change in inventories	3,134	1,549
Total consumption	183,440	205,503
Private consumption	148,210	167,683
Government consumption	35,229	37,820
Total exports	76,870	93,669
Total imports	70,589	91,126
Net exports	6,281	2,543

Source: Chilean Central Bank.

Real GDP and Expenditures
(chained volume at previous period prices, in billions of Chilean pesos)

	Year ended December 31,
	2021	2022
Real GDP	200,138	205,023
Aggregate domestic demand	213,198	218,024
Gross fixed capital formation	47,072	48,395
Change in inventories	2,657	1,104
Total consumption	163,469	168,525
Private consumption	132,502	136,287
Government consumption	31,082	32,354
Total exports	51,472	52,177
Total imports	63,772	64,316
Net exports	(12,301)	(12,139)

Source: Chilean Central Bank

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 63.9% in 2022. Government consumption was 14.4% of GDP in 2022, compared to 14.7% in 2021. Another key component of demand, gross fixed capital formation, was 25.4% of GDP in 2022, compared to 24.4% in 2021.

The following table presents nominal GDP by categories of aggregate demand for the periods indicated:

Nominal GDP by Aggregate Demand
(% of GDP, except as indicated)

	Year ended December 31,
	2021		2022
Nominal GDP (in billions of Chilean pesos)	Ps.	240,371	Ps.	262,593
Domestic absorption		109.7		113.6
Total consumption		76.3		78.3
Private consumption		61.7		63.9
Government consumption		14.7		14.4
Change in inventories		8.9		9.9
Gross fixed capital formation		24.4		25.4
Exports of goods and services		1.3		0.6
Imports of goods and services		32.0		35.7

Source: Chilean Central Bank.

Savings and Investment

In 2022, total gross saving (or domestic gross investment) increased to 25.4%, compared to 24.4% in 2021 as a result of an increase in external savings.

The following table presents information for savings and investment for the periods indicated:

Savings and Investment
(% of GDP)

	Year ended December 31,
	2021	2022
National savings	17.0	16.4
External savings	7.5	9.0
Total gross savings or domestic gross investment	24.4	25.4

Source: Chilean Central Bank.

Principal Sectors of the Economy

In 2022, the primary sector of Chile’s economy decreased 2.8%, the manufacturing sector decreased 2.2% and the services sector increased 4.9%, in each case, compared to 2021 and in real terms.  The decrease in the primary sector was driven by a decrease in mining and copper and the decrease in the manufacturing sector was driven mainly by all subsectors, with the exemption of metal products, machinery and equipment and miscellaneous manufacturing prices and foodstuffs, beverages and tobacco. The increase in the services sector was mainly driven by personal services, transport and construction.

The following table presents changes in real GDP by sector for the period indicated:

Change in Real GDP by Sector
(% change from same period in previous year, except as indicated)

	2021		2022
Primary sector		0.3		(2.8)
Agriculture, livestock and forestry		4.2		0.1
Fishing		5.4		0.1
Mining		(1.6)		(4.1)
Copper		(2.8)		(5.6)
Other		9.6		10.4
Manufacturing sector		7.8		(2.2)
Foodstuffs, beverages and tobacco		10.5		1.1
Textiles, clothing and leather		21.0		(9.1)
Wood products and furniture		(0.0)		(14.8)
Paper and printing products		3.8		(4.6)
Chemicals, petroleum, rubber and plastic products		0.4		(5.5)
Non-metallic mineral products and base metal products		15.9		(13.1)
Metal products, machinery and equipment and miscellaneous manufacturing		12.3		3.9
Services sector		13.2		4.9
Electricity, oil and gas and water		2.5		9.9
Construction		9.3		0.6
Trade and catering		23.6		(0.9)
Transport		11.3		10.5
Communications		10.2		6.8
Financial services		10.0		3.7
Housing		5.6		5.5
Personal services		25.9		12.1
Public administration		2.2		(0.6)
Subtotal		11.7		2.4
Net adjustments for payments made by financial institutions, VAT and import tariffs		21.6		1.2
Total GDP		11.7		2.4
Real GDP (chained volume at previous year prices, in millions of Chilean pesos)	Ps.	200,138,349	Ps.	205,022,532

Source: Chilean Central Bank.

  The following table presents the components of Chile’s nominal GDP for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	2021		2022
Primary sector		18.0		17.8
Agriculture, livestock and forestry		3.1		2.8
Fishing		0.6		0.7
Mining		14.4		14.2
Copper		13.1		10.9
Other		1.3		3.4
Manufacturing sector		8.6		9.7
Foodstuffs, beverages and tobacco		3.3		3.9
Textiles, clothing and leather		0.1		0.1
Wood products and furniture		0.6		0.6
Paper and printing products		0.7		0.7
Chemicals, petroleum, rubber and plastic products		1.8		2.4
Non-metallic mineral products and base metal products		0.6		0.5
Metal products, machinery and equipment and miscellaneous manufacturing		1.5		1.6
Services sector		62.8		62.3
Electricity, oil and gas and water		2.5		2.1
Construction		5.9		5.9
Trade and catering		11.3		10.6
Transport		4.8		4.5
Communications		2.6		2.6
Financial services		12.0		12.2
Housing		7.5		8.0
Personal services		11.8		12.1
Public administration		4.5		4.3
Subtotal		89.4		89.8
Net adjustments for payments made by financial institutions, VAT and import tariffs		10.6		10.2
Total GDP		100.0		100.0
Nominal GDP (in millions of Chilean pesos)	Ps.	240,371,473	Ps.	262,593,356

Source: Chilean Central Bank.

Primary Sector

The Chilean economy’s primary sector’s direct contribution to nominal GDP was 17.8% in 2022, compared to 18.0% in 2021.

Agriculture, Livestock and Forestry

In 2022, the agriculture, livestock and forestry sector decreased 0.1% in real terms, as compared to the same period in 2021, and accounted for 2.8% of nominal GDP for the year ended December 31, 2022, compared to 3.1% of nominal GDP during the same period in 2021.

Mining

In 2022, the mining sector accounted for 14.2% of nominal GDP, compared to 14.4% of nominal GDP during the same period in 2021. For 2022, mining products accounted for 57.3% of Chile’s total exports, totaling approximately US$56.5 billion compared to US$58.2 billion for the same period in 2021.

Manufacturing Sector

In 2022, the manufacturing sector accounted for 9.7% of nominal GDP, compared to 8.6% of nominal GDP for 2021.

The following table sets forth information regarding the output of manufacturing production for the period indicated:

Output of Manufactured Products
(in billions of Chilean pesos and as a percentage of total)

	For the year ended December 31, 2022
	(Ps.)	(%)
Foodstuffs, beverages and tobacco	10,111	39.5
Textiles, clothing and leather	194	0.8
Wood products and furniture	1,586	6.2
Paper and printing products	1,968	7.7
Chemicals, petroleum, rubber and plastic products	6,174	24.1
Non-metallic mineral products and base metal products	1,399	5.5
Metal products, machinery and equipment and miscellaneous manufacturing	4,142	16.2
Total	25,575	100%

Source: Chilean Central Bank.

In 2022, the manufacturing sector decreased 2.2% in real terms, compared to 2021, explained by a general contraction in all subsectors, except foodstuffs, beverages and tobacco and metal products, machinery and equipment and miscellaneous manufacturing.

In 2022, exports of manufactured foodstuff products increased to US$12.8 billion, compared to US$10.7 billion in 2021.

In 2022, the chemicals, petroleum products, rubber and plastics industries exported approximately US$9.0 billion, compared to US$6.3 billion in 2021.

In 2022, wine exports amounted to US$2.0 billion, compared to the US$1.9 billion in 2021.

Services Sector

Electricity, Oil and Gas and Water

For the year ended December 31, 2022, the electricity, oil and gas and water sector accounted for 2.1% of nominal GDP, compared to 2.5% for the same period in 2021.

Construction

In 2022, the construction sector accounted for 5.9% of nominal GDP, remining stable compared to 2021.

Trade and Catering

In 2022, the catering sector accounted for 10.6% of nominal GDP, compared to 11.3% in 2021.

Transport

In 2022, the transport sector accounted for 4.5% of nominal GDP, compared to 4.8% in 2021.

Communications

In 2022, the communications sector accounted for 2.6% of nominal GDP, remining stable compared to 2021.

Financial Services

In 2022, the financial services sector accounted for 12.2% of nominal GDP, compared to 12.0% in 2019.

Housing

In 2022, the housing sector accounted for 8.0% of nominal GDP, compared to 7.5% in 2021.

Personal Services

In 2022, the personal services sector accounted for 12.1% of nominal GDP, compared to 11.8% in 2021.

Public Administration

In 2022, the public administration sector accounted for 4.3% of nominal GDP, compared to 4.5% in 2021.

Employment and Labor

Employment

The following table presents information on employment and the labor force in Chile for the period indicated:

Employment and Labor
(in thousands of persons or percentages)

Three-month period ended January 31, 2023(1)
Nationwide:
Labor force	9,796
Employment	9,009
Participation rate (%)	60.6
Unemployment rate (%)	8.0

(1)      Constitutes an average for the quarter November 2022 - January 2023.

Source:  National Statistics Institute.

In 2022, the manufacturing sector employed 9.5% of Chile’s labor force and accounted for 9.7% of GDP. In the same year, the agriculture, livestock, forestry and fishing sectors accounted for 2.8% of GDP and employed 6.8% of Chile’s labor force.  The mining sector accounted for 14.2% of GDP and employed only approximately 3.0% of Chile’s labor force, due to the less labor-intensive nature of this sector.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the period indicated:

Employment
 (% of total labor force employed)

Three-month period ended January 31, 2023(1)
Primary sector	9.9
Agriculture, livestock and forestry and fishing	6.8
Mining	3.0
Manufacturing sector	9.5
Services sector	80.5
Electricity, gas and water	1.2
Construction	8.2
Trade and catering	23.4
Transport and communications	8.6
Financial services	2.1
Community and social services(2)	36.9
No response	0.2
Total	100.0

(1) Constitutes an average for the quarter November 2022 - January 2023.

(2) Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source:  National Statistics Institute.

In 2022, women accounted on average for 42.5% of the total nationwide labor force, compared to 41.4% in 2021.

Wages

 The following table sets forth changes in average real wages and productivity in 2022, compared to 2021.

Real Wages
(% change from period in 2021)

2022
Productivity	(2.3)%
Average real wages	(4.0)%

Sources: Chilean Central Bank and National Statistics Institute.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payment recorded a deficit of US$9.2 billion in 2022, compared to a surplus of US$12.2 billion in 2021.

Current Account

Chile’s current account recorded a deficit of US$27.1 billion (8.9% of GDP) in 2022, compared to a deficit of US$23.2 billion (8.2% of GDP) in 2021.

The merchandise trade surplus decrease to US$3.8 billion in 2022, from US$10.5 billion in 2021, driven by an increase in merchandise imports (US$94.7 billion for 2022 compared to US$84.3 billion in 2021). An increase in merchandise exports to US$98.6 billion in 2021, compared to US$94.7 billion in 2021, partially offset the impact of the increase in exports (measured in U.S. dollars).

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$2.2 million in 2022, compared to a surplus of US$2 million in 2021.

The financial account registered a deficit of US$25.4 billion (8.3% of GDP) in 2022, compared to a deficit of US$24.8 billion (8.8% of GDP) in 2021. This decrease in the deficit was mainly due to negative net portfolio investment.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payments
(in millions of US$)

	2021	2022
Current account
Current account, net	(23,193)	(27,102)
Goods and Services, net	(1,848)	(11,017)
Merchandise Trade Balance	10,470	3,807
Exports	94,774	98,548
Imports	84,304	94,741
Services	(12,318)	(14,824)
Credits	5,973	8,529
Debits	18,291	23,353
Income, net	(18,518)	(16,520)
Income from investment	(17,948)	(15,913)
Income from direct investment(1)	(16,858)	(13,266)
Abroad	6,204	10,664
From abroad	23,062	23,930
Income from portfolio investment	(1,105)	(2.014)
Dividends	1,706	1,299
Interest	(2,812)	(3,313)
Income from other investment	15	(633)
Credits	450	652
Debits	435	1.285
Current transfers, net	(2,827)	434
Credits	3,116	2,944
Debits	(5,943)	(2,510)
Capital and financial accounts
Capital and financial accounts, net	(24,750)	(25,384)
Capital account, net	2	2,19
Financial account, net	(24,752)	(25,387)
Direct investment, net	(1,987)	(8,089)
Direct investment abroad	13,946	12,776
Shares and other capital	7,958	3,948
Earnings reinvested	3,675	8,530
Debt instruments(2)	2,313	298
Direct investment to Chile	15,933	20,865
Shares and other capital	5,454	8,851
Earnings reinvested	4,528	10,777
Debt instruments(2)	415	1,237
Portfolio investment, net	(33,809)	(8,397)
Assets	(1,384)	5,918
Liabilities	32,425	14,315
Financial Derivatives, net	(33,809)	(8,397)
Other Investment, net(3)	(17)	644
Assets	10,299	8,187
Commercial credits	6,048	286
Loans	1,983	3,334
Currency and deposits	2,266	4,063
Other assets	1	504
Liabilities	11,449	8,531
Commercial credits	3,529	(1,341)
Loans(3)	5,449	5,957
Currency and deposits	93	3,899
Other liabilities	—	—
Assets in reserve, net	12,211	(9,201)
Errors and omissions, net	12,211	1,713
Financial account (excluding change in reserves)	(9,199)	995
Total balance of payments	12,211	(9,201)

(1)         Includes interest.

(2)         Includes trade credits, loans, currency and deposits.

(3)         Short term net flows.

Source:  Chilean Central Bank.

Merchandise Trade

The primary countries of origin of Chile’s imports in 2022 were China (which accounted for 24.3% of total imports), the United States (21.4%), Brazil (10.2%), Argentina (5.7%), Germany (2.7%) and Japan (2.6%). The primary destinations of Chile’s exports in 2022 were China (which received 39.8% of Chile’s total exports), the United States (13.7%), Japan (7.7%), South Korea (6.3%) and Brazil (4.6%). In 2022, Chile’s exports to Asia, as a percentage of total exports, grew at 59%, compared to the same period in 2021. The proportion of Chile’s exports to North America decreased at 17% compared to the same period in 2021.

In 2022, merchandise exports totaled US$98.6 billion and merchandise imports totaled US$94.7 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 50% of total imports in 2022, lower than the same period in 2021. Imports of consumer goods amounted to 30% of total imports in 2022, which were below the 33% registered during the same period in 2021. Imports of capital goods accounted for 20% of total imports for that period, compared to 22% for the same period in 2021.

21

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	2021	2022
Exports (FOB)
Americas:
Argentina	0.8	0.9
Brazil	4.8	4.6
Mexico	1.5	1.8
United States	15.8	13.7
Other	7.0	8.2
Total Americas:	29.9	29.3
Europe:
France	1.7	1.0
Germany	1.2	0.9
Italy	1.7	1.9
United Kingdom	1.7	1.4
EFTA	0.6	0.6
Other	5.0	4.2
Total Europe:	11.8	10.2
Asia:
Japan	7.6	7.7
South Korea	5.2	6.3
Taiwan	2.2	1.6
China	38.3	39.8
Other	3.6	3.9
Total Asia:	57.0	59.1
Other:(1)	1.3	1.4
Total exports:	100	100

	2021	2022
Imports (CIF)
Americas:
Argentina	5.2	5.7
Brazil	8.7	10.2
Mexico	2.9	2.3
United States	18.0	21.4
Other	8.4	8.7
Total Americas:	43.1	48.3
Europe:
France	1.4	1.3
Germany	3.3	2.7
Italy	0.6	0.6
United Kingdom	2.3	1.9
EFTA	0.7	0.6
Other	6.5	6.1
Total Europe:	14.8	13.1
Asia:
Japan	2.4	2.6
South Korea	2.0	1.7
Taiwan	0.4	0.3
China	28.6	24.3
Other	5.2	5.2
Total Asia:	38.5	34.1
Other:(1)	3.6	4.4
Total imports:	100	100

 (1) Includes Africa, Oceania and other countries, including those in tax free zones.

Source:  Chilean Central Bank.

Services Trade

In 2022, exported services increased 43% and imported services increased 28%, compared to 2021.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On April 4, 2023, the Chilean Central Bank announced that it would maintain the Tasa de Política Monetaria (“TPM”) at 11.25%, mainly to contain an expected increase in inflation above the 3.0% (+/-1.0%) target band.

The following table sets forth the Chilean Central Bank’s average interest rates through December 31, 2022 and May 12, 2023.

Chilean Central Bank Average Interest Rates
(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2022 (through December 31)	-	-	-	-	11.25
2023 (through May 12)					11.25

(1)	BCP: Peso-denominated Chilean Central Bank notes.
(2)	BCU: UF-denominated Chilean Central Bank notes.
(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Monetary and Exchange Rate Policy—Monetary Policy and Interest Rate Evolution” in the Annual Report.

Source: Chilean Central Bank.

Inflation

The following table shows changes in the Consumer Price Index (“CPI”) and the Producer Price Index (“PPI”) for the period indicated.

Inflation

(% change from the previous 12-month period)

	CPI	PPI(1)
Year ended December 31, 2022	12.8	3.0
Year ended February 28, 2023	11.9	(1.6)

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source:  CPI, Chilean Central Bank, PPI, National Institute of Statistics.

Exchange Rate Policy

The Chilean peso traded at Ps.789.32/US$1.00 on March 31, 2023, compared to Ps.859.51/US$1.00 on December 31, 2022.

The following table shows the high, low, average and period-end observed Chilean peso/U.S. dollar exchange rate for the year ended December 31, 2022 and the three months ended March 31, 2023.

Observed Exchange Rates
(Chilean pesos per US$)

	High	Low	Average(1)	Period-End
Year ended December 31, 2022	1042.97	777.10	872.33	859.51
Three months ended March 31, 2023	856.31	781.49	811.51	789.32

(1) Represents the average daily rates for the period indicated.

Source:  Chilean Central Bank.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$34.8 billion as of March 31, 2023, compared to US$44.6 billion as of March 31, 2022.

The following tables show the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of March 31,
	2022	2023
Chilean Central Bank:
Assets:
Gold	15	16
Special Drawing Rights (SDRs)	3,133	3,282
Reserve position in the IMF	681	690
Foreign exchange and bank deposits	3,100	1,517
Securities	41,390	33,799
Other assets(1)	0	0
Total	48,320	39,304

Liabilities:
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	1	0
Accounts with international organizations	83	87
SDR allocations	3,442	3,368
Short Term Liabilities	213	1,087
Total	3,738	4,542
Total international reserves, net	44,581	34,762

 (1) Includes reciprocal credit agreements with the central banks member of Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source:  Chilean Central Bank

	As of December 31,
	2021	2022
Chilean Central Bank:
Assets:
Gold	14	14
Special Drawing Rights (SDRs)	3,502	3,265
Reserve position in the IMF	685	678
Foreign exchange and bank deposits	4,352	1,882
Securities	42,776	33,314
Other assets(1)	0	0
Total	51.330	39,304

Liabilities:
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	10	1
Accounts with international organizations	85	87
SDR allocations	3,549	3,356
Short Term Liabilities	0	631
Total	3,738	4,542
Total international reserves, net	44,581	34,762

 (1) Includes reciprocal credit agreements with the central banks member of Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source:  Chilean Central Bank

Money Supply

The following tables set forth the monetary base and the monetary aggregates as of the dates indicated:

Monetary Base(1)
(in billions of Chilean pesos)

	As of March 31,
	2022	2023
Currency in circulation	14,034.1	11,013.3
Bank reserves	9,865.1	7,034.8
Monetary base	23,899.2	18,048.1

 (1)       There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

	As of December 31,
	2021	2022
Currency in circulation	15,252.6	11,660.0
Bank reserves	11,950.6	7,018.2
Monetary base	27,203.2	18,678.2

(1)       There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates
(in billions of Chilean pesos)

	As of December 31, 2022	As of March 31, 2023
Currency in circulation	11,660.0	11,013.3
Demand deposits at commercial banks	7,018.2	7,034.8
Monetary Base	18,678.2	18,048.1
Currency in circulation	11,660.0	11,013.3
Demand deposits at commercial banks	46,178.8	44,645.1
M1(1)	57,838.8	55,658.3
Total time and savings deposits at banks	113,805.6	119,457.8
Others	11,675.2	11,176.5
M2(2)	183,319.6	186,292.6
Foreign currency deposits at Chilean Central Bank	32,254.6	31,171.4
Documents of Chilean Central Bank	14,404.7	15,150.2
Letters of Credit	99.4	96.0
Private Bonds	35,359.2	36,642.5
Others	47,655.2	47,653.4
M3(3)	313,092.8	316,826.1

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following tables show changes in selected monetary indicators for the period indicated:

Selected Monetary Indicators
(in % change from the same period in 2022)

Three months ended March 31, 2023
M1 (% change)	(22.0)%
M2 (% change)	8.1%
Credit from the financial system (% change)	(0.3)%
Average annual Chilean peso deposit rate (%)(1)	4.1%

(1)       Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

Selected Monetary Indicators
(in % change from the same period in 2021)

Year ended December 31, 2022
M1 (% change)	(27.6)%
M2 (% change)	3.2%
Credit from the financial system (% change)	10.3%
Average annual Chilean peso deposit rate (%)(1)	4.4%

 (1)       Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of Chilean pesos)

	As of December 31,
	2021	2022
Liquidity aggregates (at period end)	21,456	17,641
Monetary base:
Currency, excluding cash in vaults at banks	15,253	11,660
M1(1)	79,859	57,839
M2(2)	177,695	183,320
M3(3)	303,221	313,093
Credit aggregates (at period end):
Private sector credit	197,905	217,662
Public sector credit	17,963	17,266
Total domestic credit(4)	177,327	196,243
Deposits(4):
Chilean peso deposits	167,862	181,812
Foreign-currency deposits	38,600	38,150
Total deposits	206,462	219,962

 (1) Currency in circulation plus Chilean peso-denominated demand deposits.

(2) M1 plus Chilean peso-denominated savings deposits.

(3) M2 plus deposits in foreign currency, principally U.S. dollars.  Does not include government time deposits at Chilean Central Bank.

(4)  Includes capital reserves and other net assets and liabilities.

Source:  Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following tables provide certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of February 28, 2023
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	405,433	84.1%	375,354	83.9%	187,014	81.6%	30,080	87.3%
Foreign- owned private-sector banks(2)	4,008	0.8%	3,268	0.7%	2,229	1.0%	740	2.1%
Private-sector total	409,441	85.0%	378,622	84.6%	189,243	82.6%	30,819	89.5%
Banco Estado	72,396	15.0%	68,769	15.4%	39,910	17.4%	3,627	10.5%
Total banks	481,837	100.0%	447,391	100.0%	229,153	100.0%	34,446	100.0%

(1)       Corresponds to the “Capital Básico”. This item is included capital and reserves.

(2)       Foreign owned subsidiaries of foreign banks are classified as domestically owned private sector banks. If classified as foreign owned private sector banks, the market share of foreign owned private sector banks as of February 28, 2023, would be as follows: assets: 41.2%, loans: 41.2%, deposits: 35.6% and shareholders’ equity: 41.9%, with the corresponding reduction in the market share of domestically-owned private sector banks.

Source: CMF.

	As of February 28, 2022
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	371,221	84.2%	343,472	83.9%	176,411	81.3%	27,750	89.4%
Foreign- owned private-sector banks(2)	2,290	0.5%	1,725	0.4%	765	0.4%	565	1.8%
Private-sector total	373,511	84.8%	345,197	84.3%	177,176	81.7%	28,315	91.2%
Banco Estado	67,160	15.2%	64,429	15.7%	39,679	18.3%	2,730	8.8%
Total banks	440,671	100.0%	409,626	100.0%	216,855	100.0%	31,045	100.0%

(1)	Corresponds to the “Capital Básico”. This item is included capital and reserves.
(2)	Foreign owned subsidiaries of foreign banks are classified as domestically owned private sector banks.

Source: CMF.

The following tables set forth the total assets of the five largest Chilean private-sector banks, the state-owned Banco Estado and other banks in the aggregate as of the dates indicated:

	As of February 28, 2023
	in billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	69.7	17.4%
Banco Estado	60.2	15.0%
Banco de Chile	54.8	13.7%
Banco de Crédito e Inversiones	77.9	19.4%
Scotiabank Chile	46.2	11.5%
Banco Itaú Chile	40.8	10.2%
Other banks	50.9	12.7%
Total Banking System	400.5	100.0%

 Source:  CMF.

	As of February 28, 2022
	in billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	60.9	17.2%
Banco Estado	54.1	15.2%
Banco de Chile	50.5	14.2%
Banco de Crédito e Inversiones	67.6	19.1%
Scotiabank Chile	40.3	11.4%
Banco Itaú Chile	36.9	10.4%
Other banks	44.5	12.5%
Total Banking System	354.9	100.0%

 Source:  CMF.

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators
(%)

	2021	2022
Return on assets	0.2	0.2
Return on equity	3.5	2.6
Non-performing loans as a percentage of total loans	0.8	0.6
Gross operational margin/assets	0.3	0.2
Operating expenses/operating revenue	102.2	124.7
Operating expenses/average total assets	0.3	0.3
Regulatory capital to risk-weighted assets	N/A	N/A

Source:  CMF.

Recent Developments in Banking Regulation

        On December 1, 2020, following the publication of new chapters of the Compilation of Banking Rules relating to Tier 3 and the determination of risk-weighted assets, the CMF announced the culmination of the regulatory implementation process of Basel III standards in Chile, which in the case of Tier 3 requirements, will apply from 2023.

Stock Exchanges

The table below summarizes the value of the main indexes of the Santiago Stock Exchange as of March 31, 2023:

Indicators for the Santiago Stock Exchange

	S&P/CLX/ IGPA(1)	S&P/CLX/ IPSA(2)
As of March 31, 2023	27,565	5,325

(1)       The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-domiciled stocks listed on the Santiago Stock Exchange that have a relevant trading presence. Pension funds are not covered by the index.

(2)       The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source:  Santiago Stock Exchange.

Institutional Investors

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of the indicated dates:

Total Assets of Institutional Investors (in billions of US$)

As of March 31,	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
2022	121,790	56,856	55,139	-	-	233,785
2023	188,653	64,333	60,259	-	-	313,245

(1)    Includes international investment funds.

Source:  CMF, Superintendency of Pensions.

Pension Funds and the Chilean Pension System

As of March 31, 2023, the pension funds (AFPs) held aggregate financial assets totaling approximately US$188.7 billion, compared to US$121.8 billion as of March 31, 2022. This increase was mainly due to due to the recomposition of the funds through the contributions of the contributors during the year 2022, together with the recovery of the economic activity between 2021 and 2022.

PUBLIC SECTOR FINANCES

Fiscal Responsibility Law

Pension Reserve Fund

The table below sets forth the total contribution to, and total withdrawals from, the Pension Reserve Fund (“FRP”) for 2022, as well as the total assets of the FRP as of December 31, 2022:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at December 31, 2022 (in millions of US$)
Year ended December 31, 2022	531.6	(268.9)	6,475

Economic and Social Stabilization Fund

The table below sets forth the total contribution to, and total withdrawals from, the FEES during 2022, as well as the total assets of the FEES as of December 31, 2022:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at December 31, 2022 (in millions of US$)
Year ended December 31, 2022	5,997,7	(0.1)	7,514

Budget Law and Political Initiatives

The following table sets forth a summary of public sector accounts during the years ended December 31, 2021 and 2022 (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances
(in billions of US$ and percentage of total GDP)

	2021		2022
	(US$)	(%)(3)	(US$)	(%)(4)
Current Revenues and Expenditures
Revenues	75.6	23.9%	78.1	25.9%
Net taxes(1)	59.6	18.8%	63.5	21.1%
Copper revenues(2)	5.8	1.8%	2.2	0.7%
Social Security contributions	3.7	1.2%	3.0	1.0%
Donations	0.1	0.0%	0.2	0.1%
Real property incomes	0.7	0.2%	4.2	1.4%
Operational revenues	1.7	0.5%	1.3	0.4%
Other revenues	3.9	1.2%	3.6	1.2%
Expenditures	89.5	28.3%	64.0	21.3%
Wages and salaries	15.4	4.9%	14.1	4.7%
Goods and services	6.3	2.0%	5.9	2.0%
Interest on public debt	53.3	16.8%	3.0	1.0%
Transfer payments	11.6	3.7%	28.2	9.4%
Transfers to social security	11.6	3.7%	12.5	4.1%
Others	0.2	0.1%	0.3	0.1%
Capital Revenues and Expenditures
Revenues	0.0	0.0%	0.0	0.0%
Asset sales	0.0	0.0%	0.0	0.0%
Expenditures	10.5	3.3%	10.7	3.5%
Investment	5.7	1.8%	4.5	1.5%
Capital transfers	4.8	1.5%	6.2	2.0%
Central government balance	(24.4)	(7.7)%	3.4	1.1%

(1) Taxes collected net of refunds.

(2) Excludes transfers from Codelco under Law No. 13,196.  This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues.  Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress repealed the Ley Reservada del Cobre in September 2019, the provisions of such legislation continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019.

(3) Expressed as a percentage of GDP for 2021.

(4) Expressed as a percentage of GDP for 2022.

Source:  Chilean Budget Office.

Government Revenue

Taxation

Net tax revenues totaled US$63.5 billion in 2022, compared to US$59.6 billion in 2021.

Public Contingent Liabilities

Public contingent liabilities may materialize depending on the course of events and from a variety of sources, as described below (only direct fiscal sources are included):

•	Litigation: The central government and other state-owned agencies face private lawsuits. If the courts rule against the government or if a settlement is agreed, payments will be required. In the nine-month period ending September 30, 2022, the government had paid approximately Ps. 25,116 million (approximately US$26.0 million as of September 30, 2022).

•	Infrastructure Concessions Program Guarantees: Certain contracts between the government and a concessionaire guarantee minimum revenues to the private operator. If the effective revenues are less than this minimum, the government is contractually required to cover the shortfall. The government estimates that approximately Ps. 10.1 billion (approximately US$11.1 million as of September 30, 2022) were paid on account of program guarantees in the nine-month period ending September 30, 2022.

•	Bank Time Deposit Guarantees: The government guarantees certain time deposits, savings accounts and certain securities held by individuals. This guarantee is subject to a maximum of UF200 (or approximately Ps.5.8 million or US$8,170 as of December 31, 2022) per person for each calendar year. There have been no bank defaults in Chile since the deposit guarantee program was put in place. If all banks in Chile were to default, the maximum fiscal exposure under the government guarantee, estimated as of September 30, 2020, would represent approximately 5.7% of GDP.

•	Pension Guarantees: The Chilean social security pension system provides a minimum pension guarantee to retirees that have made contributions for at least 20 years but have not saved enough money to reach the minimum pension amount. The shortfall is covered by the government. In July 2008, pension reforms came into force that gradually raise the established minimum guaranteed by the state by providing minimum pensions for elderly and disabled citizens even if they have not contributed or have done so for less than 20 years. For 2022, government payments under the pension system represented 1.7% of GDP and are expected to gradually increase to 2.5% of GDP in 2030. To guarantee the sustainable financing of the pension system, the government created the Pension Reserve Fund.

•	Pension Reform Bonds: The aggregate principal amount outstanding under the pension reform bonds (Bonos de Reconocimiento) reached 0.1% of GDP as of December 31, 2022, as compared to 0.2% of GDP in 2021.

•	Debt Guarantees: As of September 30, 2022, the total value of financial guarantees issued by the government, represented solely by internal guarantees for locally issued debt, equaled 0.8% of 2021’s GDP. Of these internal guarantees, 73.2% were incurred by EFE and 21.5% by Metro.

•	University Loan Guarantees: Since 2006, the Chilean government has undertaken to reimburse financial institutions for amounts advanced to university students that are not repaid after those students complete or otherwise terminate their studies. The Chilean Treasury is authorized to withhold amounts due from salaries or tax reimbursements to the original student debtors to recover amounts paid to universities. As of December 31, 2022, the government’s maximum exposure under the program was estimated to represent 0.8% of GDP.

•	CORFO Investment Fund: Since 1985, CORFO has been implementing different mechanisms to guarantee liabilities financing productive activities. With that purpose, the 2003 budget law and Decree No. 793 of the Ministry of Finance created an investment fund (Fondo de Cobertura de Riesgos) and allowed CORFO to contract indirect liabilities up to eight times its capital. The aggregate amount of the guaranteed liabilities as of September 30, 2022 totaled approximately Ps. 1,450 billion (approximately US$1.7 billion as of September 30, 2020). CORFO’s liabilities are not expressly guaranteed by the government.

•	Small Enterprise Guarantees Fund (FOGAPE): The FOGAPE is a fund designated to guarantee financing granted by public or private financial institutions to small companies. As of the end of 2020, FOGAPE granted guarantees for a total amount of US$1,027 million.

As of December 31, 2022, the government’s total contingent liabilities represented approximately 10.8%% of GDP.

PUBLIC SECTOR DEBT

Net Consolidated Debt of the Chilean Central Bank and Central Government

(as a % of GDP)

The net consolidated debt increased from 19.1% as of December 31, 2021 to 21.2% as of December 31, 2022 mainly because of the increase in the central government debt.

The following table presents the net consolidated debt as a percentage of the GDP as of the dates indicated:

	As of December 31,
	2021	2022
Net consolidated debt	19.1	21.2

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

External Debt

Chile’s total public sector external debt was US$75.1 billion as of March 31, 2022 and 72.0 billion as of December 31, 2022. Chile is current on all its obligations to the IMF and other multilateral organizations.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Central Government External Debt, By Creditor
(in millions of US$)

	As of December 31,
	2021	2022
IDB	1,956.9	2,290.4
IBRD (World Bank)	144.4	140.6
Bonds	33,891.1	38,646.9
IDA (World Bank)	0	0
Others	115.0	89.5
Total	36,107.4	41,167.4

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Central Government External Debt, by Currency
(in millions of US$)

	As of December 31,
	2021	2022
United States Dollar	22,359.5	28,241.2
Euro	13,747.8	12,926.2
Chilean Pesos	0	0
Other	0	0
Total	36,107.4	41,167.4

Source: Chilean Budget Office.

Total Consolidated Public and Private Sector External Debt

The following table sets forth approximate outstanding amounts of Chile’s public and private sector external debt as of the dates indicated:

Total Consolidated Public and Private Sector External Debt
(in millions of US$, except ratios and as noted)

	As of December 31,
	2021	2022
Medium- and long-term debt
Public sector(1)	78,409	68,194
Private sector	135,721	137,035
Total medium- and long-term debt	214,129	205,229
Short-term debt
Public sector(1)	3,059	3,787
Private sector	20,502	24.309

Total short-term debt	23,560	28,096
Total short-, medium and long-term debt	214,129	205,229
Use of IMF credit
Total public(1) and private external debt, less reserves (in billions of U.S. dollars	186,360	194,171
Total public(1) and private external debt/GDP	84%	76%
Total public(1) and private external debt/exports(2)	236%	218%

(1)	Includes central government, Chilean Central Bank and public enterprises as well as publicly guaranteed private debt.
(2)	Exports include goods and services.

Source: Chilean Central Bank.

Central Government External Bonds

As of May 3, 2023, Chile had the following global bonds outstanding:

•	1.625% €1,641,550,000 Notes due January 30, 2025;

•	3.125% US$318,728,000 Notes due March 27, 2025;

•	1.750% €1,109,770,000 Notes due January 20, 2026;

•	3.125% US$709,316,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	2.750% US$1,500,000,000 Notes due January 31, 2027;

•	3.240% US$2,000,000,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	1.440% €709,103,000 Notes due February 1, 2029;

•	1.875% €1,490,765,000 Notes due May 27, 2030;

•	2.450% US$1,758,000,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	2.550% US$2,250,000,000 July 27, 2033;

•	3.500% US$1,500,000,000 January 31, 2034;

•	1.300% €750,000,000 July 26, 2036;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	4.340% US$2,000,000,000 Notes due March 27, 2042;

•	3.625% US$407,620,000 Notes due October 30, 2042;

•	3.860% US$1,284,412,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% €1,250,000,000 Notes due January 22, 2051;

•	4.000% US$1,000,000,000 Notes due January 31, 2052

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

Central Government Internal Bonds

As of May 12, 2023, Chile had the following local bonds outstanding:

•	0.0% Ps. 350,000 million treasury bonds due May 19, 2023;

•	0.0% Ps. 315,200 million treasury bonds due June 16, 2023;

•	0.0% Ps. 570,000 million treasury bonds due July 21, 2023;

•	0.0% Ps. 2,500,000 million treasury bonds due August 15, 2023;

•	6.0% Ps. 26,460 million treasury bonds due January 1, 2024;

•	0.0% Ps. 553,400 million treasury bonds due March 13, 2024;

•	5.80% Ps. 1,061,000 million treasury bonds due June 1, 2024;

•	0.0% Ps. 550,000 million treasury bonds due June 19, 2024;

•	0.0% Ps. 1,200,000 million treasury bonds due July 15, 2024;

•	2.5% Ps. 5,581,760 million treasury bonds due March 1, 2025;

•	4.5% Ps. 3,629,400 million treasury bonds due March 1, 2026;

•	5.0% Ps. 1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps. 1,040,000 million treasury bonds due October 1, 2028;

•	4.7% Ps. 3,870,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 4,405 million treasury bonds due January 1, 2032;

•	6.0% Ps. 898,800 million treasury bonds due April 1, 2033;

•	2.8% Ps. 560,000 million treasury bonds due October 1, 2033;

•	6.0% Ps. 6,155 million treasury bonds due January 1, 2034;

•	5.0% Ps. 4,120,200 million treasury bonds due March 1, 2035;

•	6.0% Ps. 3,397,970 million treasury bonds due January 1, 2043;

•	5.1% Ps. 1,510,395 million treasury bonds due July 15, 2050;

•	4.5% UF 8,270 thousand treasury bonds due October 15, 2023;

•	3.0% UF 1,410 thousand treasury bonds due January 1, 2024;

•	4.5% UF 2,140 thousand treasury bonds due August 1, 2024;

•	0.0% UF 48,964 thousand treasury bonds due March 1, 2025;

•	2.6% UF 533 thousand treasury bonds due September 1, 2025;

•	1.5% UF 182,310 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 1,350 thousand treasury bonds due March 1, 2028;

•	0.0% UF 51,090 thousand treasury bonds due October 1, 2028;

•	3.0% UF 956 thousand treasury bonds due March 1, 2029;

•	3.0% UF 2,658 thousand treasury bonds due January 1, 2030;

•	1.9% UF 110,577.5 thousand treasury bonds due September 1, 2030;

•	3.0% UF 298 thousand treasury bonds due January 1, 2032;

•	0.0% UF 74,630 thousand treasury bonds due October 1, 2033;

•	3.0% UF 267.5 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,268.5 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,708 thousand treasury bonds due March 1, 2039;

•	3.0% UF 1,833 thousand treasury bonds due January 1, 2040;

•	3.0% UF 500.5 thousand treasury bonds due January 1, 2042;

•	3.0% UF 180,850 thousand treasury bonds due January 1, 2044; and

•	2.1% UF 63,281.5 thousand treasury bonds due July 15, 2050.

Net Debt of the Chilean Central Bank

	As of December 31,
	2021	2022
Liabilities	51,140,933	49,074,668
Chilean Central Bank notes and bonds(1)	42,840,421	38,064,201
Fiscal deposits	137	133
Others(2)	8,300,376	11,133,334
Assets without subordinated debt	53,779,314	47,364,974
Net international reserves (in US$ million)	51,330	39,154
Others(3)	10,136,127	13,711,614
Total net debt without subordinated debt(1)(2)	(2,638,381)	(1,832,694)

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other debt instruments.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt

(in millions of Chilean pesos, except as indicated)

	As of December 31,
	2021	2022
Debt in pesos	56,562,477	64,337,306
External debt	—	—
Domestic debt	56,562,477	64,337,306
Assets in pesos	20,956,075	22,069,765
Assets in pesos, without public enterprises(1)	20,956,075	22,069,765
Chilean Central Bank deposits	—	—
Financial debt of public enterprises with the central government	—	—

Net debt in pesos(2)	35,606,402	42,267,541
Debt in U.S. dollars (in US$ million)	36,107	41,167
Treasury bills with the Chilean Central Bank (in US$ million)	—	—
External debt (in US$ million)	36,107	41,167
Assets in U.S. dollars, Chilean Central Bank deposits(3) (in US$ million)	21,024	27,702
Net debt in U.S. dollars (in US$ million)	15,084	13,466
Total financial debt(4)	87,262,776	99,721,087
Total financial assets(5)	38,831,318	45,879,748
Total net financial debt	48,431,458	53,841,340

Total net financial debt of central government (% of GDP)	20.1%	20.5%

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at December 31 of the applicable year).
(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate as of December 31 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Office of the Comptroller General of the Republic.

Public Debt Statistics

General Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “General Government Indebtedness,” which includes both “Central Government Liabilities” and “Local Government Authorized Liabilities”. In Chile, local governments are not authorized to incur any financial indebtedness. Therefore, the general and central government liabilities are treated as a single item. As of December 31, 2022, central government liabilities represented 38.0% of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take into account the government’s financial assets. “Central Government Net Indebtedness” is used to measure the government’s financial position more accurately, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 20.5% of GDP as of December 31, 2022.

Other Assets and Liabilities

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state-administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability was 0.1% of GDP as of December 31, 2022.